Via Facsimile and U.S. Mail
Mail Stop 4720

May 13, 2009

Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: American International Group, Inc.
Amendment No. 1 to
Registration Statement on Form S-4
Filed May 1, 2009
and Documents Incorporated by Reference
File No. 333-158098

Amendment No. 1 to
Registration Statement on Form S-4
Filed May 1, 2009
and Documents Incorporated by Reference
File No. 333-158019

Response Letter dated April 30, 2009

Dear Ms. Shannon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document, or the documents incorporated by reference, in response to these comments prior to requesting effectiveness. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended 12/31/08

Item 1A. Risk Factors, page 21

1. Please refer to prior comments 20 and 24. We continue to believe that your risk factor disclosure should be enhanced to specifically discuss the material risks relating to your regulatory capital CDS transactions. Therefore, please include a new risk factor relating to your regulatory capital CDS transactions in which you:

   - Include language similar to that appearing in the last paragraph under "Regulatory Capital Portfolio" on page 149 of your 2008 10-K;
   - Quantify your exposure to these transactions;
   - Discuss that you receive limited data relating to the assets underlying these transactions as disclosed on page 136 of your most recent Form 10-Q and the effect of these limitations in understanding the risks of these CDS;
   - Discuss how you are able to determine reasonable fair values of these CDS despite these limitations; and
   - If an assumption inherent in the fair value is that the counterparties will terminate the transactions within the next twelve months, disclose why this is a reasonable assumption and the effect of this assumption on the fair value of these CDS.

Note 15 – Shareholders' Equity and Earnings (Loss) Per Share, page 293

2. Please refer to prior comment 29. Sections 2 and 9 of Amendment No. 2 to the Credit Agreement appear to indicate that the decrease in the borrowing capacity and the increase in the term of the agreement occurred concurrently upon the issuance of the Series D Preferred Stock. Accordingly, it appears that these modifications increased your borrowing capacity from $170 billion to $300 billion, which if true would not appear to support a write-down of the associated prepaid commitment fee under EITF 98-14. Please explain in more detail your basis for recognizing the $7 billion of additional amortization in the fourth quarter of 2008, including the specific accounting literature on which your conclusion was based.

*   *   *   *   *

Please respond to comments relating to your Form 10-K prior to requesting acceleration of the registration statements or within 10 business days. As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

You may contact Frank Wyman at (202) 551-3660 or Carlton Tartar at (202) 551-3387, if you have questions regarding comments on the financial statements and related matters. Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Robert W. Reeder III, Esq.
        Ann Bailen Fisher, Esq.
        Sullivan & Cromwell LLP
        125 Broad Street
        New York, New York 10004